Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158478

MACQUARIE CNL GLOBAL INCOME TRUST, INC.

STICKER SUPPLEMENT DATED MAY 26, 2010

TO PROSPECTUS DATED APRIL 23, 2010

This sticker supplement is part of, and should be read in conjunction with, our prospectus dated April 23, 2010. Capitalized terms used in this sticker supplement have the same meaning as in the prospectus unless otherwise defined herein. The terms “we,” “our,” “us” and “Macquarie CNL Global Income Trust” include Macquarie CNL Global Income Trust, Inc. and its subsidiaries.

This information is presented as of May 26, 2010.

RECENT DEVELOPMENTS

Distribution Policy

The following information describes the declaration of distributions by our board of directors and should be read in conjunction with the “PROSPECTUS SUMMARY – Our Distribution Policy” section beginning on page 17 of the prospectus and all similar information appearing throughout the prospectus, including the “DISTRIBUTION POLICY” section commencing on page 144 of the prospectus.

On May 25, 2010, our board of directors authorized a daily distribution of $0.0017808 per share of common stock to all common stockholders of record as of the close of business on each day commencing on the day after the date we meet the minimum offering requirements in connection with our initial public offering of common stock and ending on the last day of the calendar month in which the minimum offering requirements are met (the “Initial Calendar Month”). Distributions for both the Initial Calendar Month and the following calendar month will be aggregated and paid in the next subsequent month. Thereafter, at the end of each subsequent calendar month, that month’s distributions will be aggregated and paid in the following month. Distributions will be calculated based on the number of days each stockholder has been a stockholder of record in that month. The daily distribution of $0.0017808 is calculated based on a 365 days calendar year and is equal to an annualized distribution rate of 6.5%, assuming a purchase price of $10.00 per share. Our board of directors intends to evaluate our distribution policy on a quarterly basis.

Some or all of these distributions may be paid by the Company from sources other than cash flow from operations, such as cash flows from financing activities, which may include borrowings, cash resulting from a waiver or deferral of fees, and proceeds of the Company’s initial public offering. Distributions for stockholders participating in the Company’s Distribution Reinvestment Plan will be reinvested into shares of the Company on the date such distributions are paid.

Management

The biographical information for James P. Dietz, one of our directors, is updated to reflect his recent change of positions. Therefore, the information set forth below supersedes and replaces in full, Mr. Dietz’s biography under the heading “MANAGEMENT” on page 110 of the prospectus.

James P. Dietz. Independent Director. Mr. Dietz joined our board as an independent member in November 2009. In May 2010, Mr. Dietz joined PetroAlgae Inc. (OTCBB:PALG) as vice president of finance and accounting. PetroAlgae Inc. develops and commercializes new technologies to grow and harvest micro-crops for use in alternative fuels and other products. From May 2009 through April 2010, Mr. Dietz served as chief financial officer of U.S. Capital Holdings, LLC, an international private equity investor and developer, whose parent company is Tangshan Ganglu Iron & Steel Co., Ltd., a Chinese industrial company. From May 2008 until May 2009, Mr. Dietz served as vice president – finance and business development for PACT, LLC, a real estate development company, and from January 2008 until April 2008, Mr. Dietz was chief financial officer of American Leisure Group, a real estate investor and timeshare developer. From 1995 until December 2007, Mr. Dietz was with residential community developer WCI Communities, Inc. (NYSE: WCI), and various predecessor firms, as its chief financial officer. In August 2007, shareholders at WCI approved a new composition for WCI’s board of directors which had been submitted to them for vote at their annual meeting pursuant to an agreement between WCI and affiliates of Carl Icahn that resulted from a proxy contest. Mr. Dietz resigned as WCI’s chief financial officer in December 2007. WCI filed a voluntary petition under Chapter 11 of the federal bankruptcy laws on August 4, 2008, from which it emerged on August 31, 2009. From 1993 to 1995, Mr Dietz managed asset-backed financing originations for GTE Leasing Corporation (a subsidiary of GTE, a predecessor to Verizon Communications). He began his professional career in December 1986, joining Arthur Andersen & Co where he advanced to manager, providing audit and financial consulting services to clients in the construction, real estate, healthcare and legal industries. Mr. Dietz earned a BA in accounting and economics from the University of South Florida in 1986. Mr. Dietz is a certified public accountant.

The Advisor and the Advisory Agreement

The following information updates “THE ADVISOR AND THE ADVISORY AGREEMENT – Sub-advisors,” which begins on page 127 of the prospectus. Specifically, the third full paragraph on page 128 is superseded in full by the following paragraph:

Each of our sub-advisors may assign their respective sub-advisory agreements only with the consent of our advisor. The sub-advisory agreements may not be assigned by our advisor without the consent of the sub-advisor, except for an assignment to any successor to all of our advisor’s assets, rights and obligations. Our sub-advisors may subcontract with any Person they deem qualified, including an affiliate, to perform a portion of their services without obtaining our advisor’s consent.

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